VIA EDGAR SUBMISSION

March 29, 2017

Edward M. Kelly, Senior Counsel

Craig Slivka, Special Counsel

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

File No. 1-35755

Dear Ms. Salik,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are in receipt of your comment letter dated March 14, 2017 regarding the Company’s Annual Report on Form 20-F for the year ended June 30, 2016 filed with the Securities and Exchange Commission on November 15, 2016. As discussed with you, because of the unavailability of the Company’s auditor during this year-end reporting period as well as the Qingming Festival in the People’s Republic of China, which is an extended public holiday, we are requesting an additional 10 business days to respond to your comment letter. As a result, we will submit the Company’s response letter by April 11, 2017.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer
Delta Technology Holdings Limited
via email: dhm@deltath.com)

Mr. Duncan Cheng
Delta Technology Holdings Limited
(via email: dc@deltath.com)